FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

CanAlaska Uranium Ltd.

Suite 1020 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

Item 2.

Date of Material Change

December 4, 2009

Item 3.

News Release

The news release was disseminated through Canada News Wire on December 22, 2009

Item 4.

Summary of Material Change

Final Closing of Private Placement

Item 5.

Full Description of Material Change

5.1

Full Description of Material Change

Vancouver, Canada, December 22nd, 2009 - CanAlaska Uranium Ltd. (TSX.V – CVV)  (“CanAlaska” or the “Company”) wishes to announce that, further to the Company’s News Releases dated November 17th and December 4th, 2009 the Company has completed its private placement and has closed on an additional tranche of subscription agreements totalling 1,496,300 Flow-Through Units and 10,897,571 Ordinary Units for additional proceeds of $2,221,298.  For the entire private placement, a total of 3,876,300 Flow-Through Units and 10,897,571 Ordinary Units were issued for gross proceeds of $2,721,098.

The Flow-Through Units were issued at a price of $0.21 per unit.  Each Flow-Through Unit consists of one common share of the Company and one-half of a share purchase warrant.  Each whole warrant will be exercisable into one common share at a price of $0.28 per common share for a period of 18 months from closing, expiring on June 22, 2011.  The Ordinary Units were issued at a price of $0.175 per unit.  Each Ordinary Unit consists of one common share of the Company and one share purchase warrant.  Each warrant will be exercisable into one common share at a price of $0.28 per common share for a period of 24 months from closing, expiring on December 22, 2011.

Company Insiders subscribed to a total of 906,300 Flow-Through Units and 84,000 Ordinary Units in connection with the private placement.  The proceeds from the unit offerings will be utilized for qualified uranium exploration expenditures in Canada and general corporate purposes.  In connection with the second tranche of the private placement, Finder’s Fees of $18,695 cash and 100,929 warrants were paid.

5.2

Disclosure for Restructuring Transactions

Item 6.

Reliance on Subsection 7.1(2) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7.

Omitted Information

Not Applicable

Item 8.

Executive Officer

Frances Petryshen

Telephone:  604-688-3211      Facsimile:  604-688-3217

Item 9.

Date of Report

Dated at the City of Vancouver, in the Province of British Columbia this 22nd day of December 2009.